For immediate release
LION ELECTRIC APPOINTS NICOLAS BRUNET AS PRESIDENT;
RICHARD COULOMBE TO SUCCEED AS CHIEF FINANCIAL OFFICER

MONTREAL, QUEBEC – September 11, 2023 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that Nicolas Brunet has been appointed as President, effective as of today. In his new and expanded role, Nicolas will work alongside Marc Bedard, CEO-Founder, on the elaboration and execution of all strategic aspects of the business, with a focus on accelerating sales across the United States and Canada, and oversee all commercial operations.

Prior to that, Nicolas served as Executive Vice President and Chief Financial Officer since December 2019, playing a critical role in the execution of the Company’s strategic plan, including through the completion of key financing transactions, the establishment of partnerships with key customers and stakeholders, and the management of the Company’s corporate development and corporate affairs.

Richard Coulombe, who had been serving as Lion’s Senior Vice President, Strategic Initiatives since November 2021, will take over the role of Chief Financial Officer, effective as of today. Richard previously oversaw the execution of Lion’s key capital projects, namely the establishment of the vehicle manufacturing plant in Joliet, Illinois and the battery factory in Mirabel, Quebec. Richard benefits from over 25 years in executive finance roles, mostly with manufacturing companies, including serving as Vice President, Finance of Bombardier Transportation.

“I am thrilled with the management changes announced today, which are very well aligned with our business’s requirements. After four years with Lion during which he got intimately acquainted with Lion’s products, customers and operations, Nicolas is ideally positioned to take on greater responsibilities and assume an expanded leadership role. Additionally, Richard’s expertise and experience will be instrumental to pursue our critical profitability goals”, said Marc Bedard, CEO-Founder.

“The management changes announced today represent a key step in ensuring that Lion has the optimal senior management team for both today and tomorrow”, said Pierre Larochelle, Chairman of the Board of Directors of Lion. “Lion’s entire Board is confident that Marc, Nicolas and Richard have the required expertise to take the business to the next level”, he continued.
ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs, and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit, and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies. Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment, and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward- looking statements may contain such identifying words. Such forward-looking statements are based on a number of estimates and assumptions that the Company believes are reasonable when made and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this press release, including, among other factors, those described in section 23.0 entitled “Risk Factors” of the Company’s annual MD&A for the fiscal year 2022 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission. Many of these risks are beyond Lion’s management’s ability to control or predict. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

For further information:

MEDIA
Dominik Beckman
Vice President, Marketing and Communications
Dominik.Beckman@thelionelectric.com
450-432-5466, extension 4283

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171